Exhibit 99.1

Company Contacts		IR Agency Contact
Ofer Segev, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 ofer.segev@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Chris Harrison KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports First Quarter 2015 Results

First Quarter 2015 revenues total $37.5 million, up 4.3% year over year

Lod, Israel - April 28, 2015 - AudioCodes (NasdaqGS: AUDC) Press Release

AudioCodes, a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the first quarter ended March 31, 2015.

First Quarter Highlights:

•	Quarterly revenues increased 4.3% year-over-year to $37.5 million

•	Quarterly networking product and service revenues increased 7.3% year-over-year to $33.1 million

•	Quarterly service revenues increased 20.2% year-over-year to $8.9 million from $7.4 million

•	Quarterly Non-GAAP gross margin improved to 59.7% from 59.5% in the prior year period

•	Quarterly Non-GAAP operating income increased to $2.1 million from $1.1 million in the prior year period

•	Quarterly Non-GAAP net income was $2.0 million, or $0.05 per diluted share, compared to $1.1 million, or $0.03 per diluted share, in the prior year period

•	Share repurchase program-Company acquired 1.04 million of its ordinary shares at a cost of $5.2 million during the quarter ended March 31, 2015.

Revenues for the first quarter of 2015 were $37.5 million compared to $36.0 million for the first quarter of 2014. Net loss for the quarter was $378,000, or ($0.01) per share, compared to a net loss of $278,000, or ($0.01) per share, for the first quarter of 2014.

AudioCodes Reports First Quarter 2015 Results	Page 1 of 11

On a Non-GAAP basis, quarterly net income was $2.0 million, or $0.05 per diluted share, compared to $1.1 million, or $0.03 per diluted share, in the first quarter last year.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the first quarter of 2015 totaled $4.7 million. Cash and cash equivalents, bank deposits and marketable securities were $84.1 million as of March 31, 2015 compared to $94.0 million as of March 31, 2014. The decrease in cash and cash equivalents, bank deposits and marketable securities was the result of the use of cash to repurchase the Company’s ordinary shares pursuant to its share repurchase program.

“I am pleased to report continued strength in our Networking Business in the first quarter of 2015, our eleventh consecutive quarter of improved performance,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Our top line revenue was lower than expected due to lower sales in the EMEA region, mainly as a result of the weaker Euro/U.S. Dollar exchange rate. On a positive note and more importantly, sales of our networking line grew 7.3% over the year ago quarter. Our strategy and continued focus on the enterprise unified communications market proved beneficial. In addition, our comprehensive end-to-end voice solutions and services portfolio resulted in more customer wins and demand in the market served by our global application partners. This focus is expected to support our long-term success in the market. Working closely with our global partners over the past few years continued to contribute to our growth and leadership in the enterprise voice business,” Mr. Adlersberg added.

“In the first quarter of 2015, we introduced a number of products and solutions that are intended to impact our long-term goals for business expansion. We introduced a Managed IP Phones solution that is designed to deliver unprecedented efficient, reliable and high quality voice network management experience for highly distributed enterprise voice networks. We have introduced new One Box 365 family appliances supporting larger enterprise deployments and demonstrated new Enterprise SBC integrated capabilities for WebRTC voice calls connectivity to Microsoft Lync,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2015 Results	Page 2 of 11

Share Buy Back Program

In August, 2014, AudioCodes announced that its Board of Directors had approved a program to repurchase up to $3.0 million of its Ordinary Shares. In November, 2014, AudioCodes received court approval to repurchase up to an additional $15 million of its Ordinary Shares. During the three months ended March 31, 2015, AudioCodes acquired 1.04 million shares under this program for a total consideration of approximately $5.2 million. As of March 31, 2015, AudioCodes had acquired an aggregate of 2.09 million shares under this program for an aggregate consideration of approximately $10.5 million. In March 2015, the Company’s Board of Directors approved the repurchase of up to an additional $15 million of the Company’s Ordinary Shares subject to the receipt of court approval in Israel. An application for approval has been submitted to the Court.

New Chief Accounting Officer

The Company announced that it has appointed Niran Baruch as its new Chief Accounting Officer and Vice President of Finance, effective May 1st, 2015. Mr. Baruch joined AudioCodes in 2005 initially as Director of Finance and then as Vice President of Finance, responsible for the management of the finance department. Mr. Baruch has over 15 years of experience in Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a BA in Business Management and Accounting.

Ofer Segev, AudioCodes' Vice President of Finance and CFO, will be leaving AudioCodes at the end of the month to pursue new challenges. Shabtai Adlersberg, President, and Chief Executive Officer of AudioCodes, together with Niran Baruch, Vice President of Finance and Chief Accounting Officer, will assume executive management of AudioCodes’ finance department.

“I have decided to change course and explore new personal challenges,” said Ofer Segev, Vice President of Finance and CFO of AudioCodes.  “I enjoyed being part of AudioCodes, a company I have known for many years. I am confident that there will not be any issues in transition,” he added.

“Ofer Segev is leaving us after approximately six months at the Company,” said Shabtai Adlersberg. “We have the good fortune of possessing a strong and capable finance team and I am confident that a smooth transition will occur. AudioCodes’ management and Board of Directors wish Ofer good luck in his future endeavors,” Shabtai Adlersberg added.

AudioCodes Reports First Quarter 2015 Results	Page 3 of 11

2015 Full Year Outlook update

AudioCodes is updating its full year guidance, mainly to account for the recent change in the Euro/U.S. Dollar exchange rate. The Company’s outlook is based on current indications for its business, which are subject to change.

We now expect revenues for 2015 to be in the range of $158 million to $162 million compared with the prior forecast of a range of $162 million to $167 million. We are now forecasting non-GAAP net income per diluted share to be in the range of $0.24 to $0.28 compared with the prior forecast of $0.26 to $0.30.

AudioCodes management believes that Non-GAAP financial guidance provides the best comparative basis for investors to understand the Company’s on-going operations and prospects for the future. Non-GAAP net income per diluted share should be evaluated in light of the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s first quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports First Quarter 2015 Results	Page 4 of 11

To download the AudioCodes investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2015 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX and One Box 365 are trademarks or registered trademarks of AudioCodes Limited All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2015 Results	Page 5 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,506	$14,797
Short-term and restricted bank deposits	4,354	7,630
Short-term marketable securities and accrued interest	1,630	543
Trade receivables, net	30,912	31,056
Other receivables and prepaid expenses	8,842	9,564
Inventories	14,604	14,736
Total current assets	76,848	78,326

LONG-TERM ASSETS:
Long-term and restricted bank deposits	3,610	4,066
Long-term marketable securities	58,029	58,684
Deferred tax assets	253	872
Severance pay funds	17,559	17,835
Total long-term assets	79,451	81,457

PROPERTY AND EQUIPMENT, NET	4,218	3,856

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,401	36,745

Total assets	$196,918	$200,384

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	7,587	10,111
Senior convertible notes	-	-
Other payables and accrued expenses	16,284	15,758
Deferred revenues	13,098	10,233
Total current liabilities	41,655	40,788

LONG-TERM LIABILITIES:
Accrued severance pay	17,793	17,908
Long-term bank loans	4,129	5,105
Deferred revenues and other liabilities	4,185	2,862
Total long-term liabilities	26,107	25,875

Total equity	129,156	133,721
Total liabilities and equity	$196,918	$200,384

AudioCodes Reports First Quarter 2015 Results	Page 6 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2015	2014
	(Unaudited)
Revenues:
Products	28,584	28,549
Services	8,896	7,402
Total Revenues	$37,480	$35,951
Cost of revenues:
Products	13,143	12,917
Services	2,246	1,925
Total Cost of revenues	15,389	14,842
Gross profit	22,091	21,109
Operating expenses:
Research and development, net	7,579	7,812
Selling and marketing	11,297	11,226
General and administrative	2,162	1,914
Total operating expenses	21,038	20,952
Operating income	1,053	157
Financial income, net	65	87
Income before taxes on income	1,118	244
Taxes on income, net	1,496	522
Net loss	$(378)	$(278)
Basic net loss per share	$(0.01)	$(0.01)
Diluted net loss per share	$(0.01)	$(0.01)
Weighted average number of shares used in computing basic net loss per share (in thousands)	41,968	39,969
Weighted average number of shares used in computing diluted net loss per share (in thousands)	41,968	39,969

AudioCodes Reports First Quarter 2015 Results	Page 7 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2015	2014
	(Unaudited)
Revenues:
Products	28,584	28,549
Services	8,896	7,402
Total Revenues	$37,480	$35,951

Cost of revenues:
Products	12,938	12,699
Services	2,180	1,869
Total Cost of revenues (1) (2)	15,118	14,568
Gross profit	22,362	21,383
Operating expenses:
Research and development, net (1)	7,458	7,669
Selling and marketing (1) (2)	10,914	10,889
General and administrative (1)	1,937	1,708
Total operating expenses	20,309	20,266
Operating income	2,053	1,117
Financial income, net	65	87
Income before taxes on income	2,118	1,204
Taxes on income, net (3)	168	142
Net income	$1,950	$1,062
Diluted net income per share	$0.05	$0.03
Weighted average number of shares used in computing diluted net income per share (in thousands)	42,891	41,734

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2015 Results	Page 8 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2015	2014
	(Unaudited)
GAAP net loss	$(378)	$(278)
GAAP net loss per share	$(0.01)	$(0.01)
Cost of revenues:
Stock-based compensation (1)	23	26
Amortization expenses (2)	248	248
	271	274
Research and development, net:
Stock-based compensation (1)	121	143
Selling and marketing:
Stock-based compensation (1)	292	246
Amortization expenses (2)	91	91
	383	337
General and administrative:
Stock-based compensation (1)	225	206

Income taxes:
Deferred tax (3)	1,328	380
Non-GAAP net income	$1,950	$1,062
Non-GAAP diluted net income per share	$0.05	$0.03

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and Mailvision assets.
(3)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2015 Results	Page 9 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2015	2014
	( Unaudited)
Cash flows from operating activities:
Net loss	$(378)	$(278)
Adjustments required to reconcile net income or losses to net cash provided by operating activities:
Depreciation and amortization	824	856
Amortization of marketable securities premiums and accretion of discounts, net	313	39
Increase (decrease) in accrued severance pay, net	161	(212)
Stock-based compensation expenses	661	621
Increase (decrease) in accrued interest on marketable securities, bank deposits and structured notes	(148)	163
Decrease in long-term deferred tax assets, net	619	471
Decrease (increase) in trade receivables, net	144	(612)
Decrease (increase) in other receivables and prepaid expenses	291	(2,139)
Decrease in inventories	132	43
Increase (decrease) in trade payables	(2,524)	2,061
Increase in deferred revenues	4,222	3,256
Increase (decrease) in other payables and accrued expenses	396	(2,322)
Net cash provided by operating activities	4,713	1,947
Cash flows from investing activities:
Decrease in short-term deposits, net	3,276	1,000
Proceeds from redemption of long-term bank deposits	515	530
Purchase of property and equipment	(842)	(411)
Proceeds from redemption of marketable securities upon maturity	-	11,390
Net cash provided by investing activities	2,949	12,509

AudioCodes Reports First Quarter 2015 Results	Page 10 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Three months ended
	March 31,
	2015	2014
	( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(5,249)	-
Repayment of senior convertible notes	-	(285)
Repayment of long-term bank loans	(976)	(976)
Proceeds from issuance of shares upon exercise of options and warrants	272	1,724
Proceeds from issuance of shares, net	-	29,855
Net cash provided by (used in) financing activities	(5,953)	30,318

Increase in cash and cash equivalents	1,709	44,774
Cash and cash equivalents at the beginning of the period	14,797	30,763
Cash and cash equivalents at the end of the period	$16,506	$75,537

AudioCodes Reports First Quarter 2015 Results	Page 11 of 11